

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Via U.S. Mail and Facsimile

Mr. Larry W. Seay
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, AZ 85255

> Re: **Meritage Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2010**

Dear Mr. Seay:

We have reviewed your response letter dated August 12, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Fiscal 2009 Compared to Fiscal 2008, page 37

1. We note your response to comment three of our letter dated August 3, 2010. While the tabular information that you provide beginning on page 33 is helpful to investors, the narrative discussion in the MD&A should both identify the business reasons that contributed to the material changes in line items, and quantify these reasons to the extent possible. The current version of your MD&A highlights various statistics and factors for each of the states that make up the various regions, but it is unclear whether, and if so, how, these various statistics and factors contributed to the overall decline in revenue in each of the regions. For example, you note that revenues decreased 30.6% in the Central Region when compared with 2008, and your analysis highlights the cancellation rate and the job and population pool in Texas, backlog and average sales prices and new community openings in Arizona, and new community openings in Colorado. While each of these statistics and factors may have contributed to the overall decrease in the revenue

in the Central Region, it is unclear how much, and to what extent, each of these factors contributed. This is also true for the West Region and East Region, as noted in our prior comment. In future filings, please first quantify the individual impact of each of the states on the overall decrease in revenue, and then indentify and quantify the specific business reasons that contributed to the decreases in revenue in that state in a manner in which the investor can readily discern how the business reasons contributed to the overall decrease in revenue, and can identify the effects of trends, events, demands and uncertainties.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 23

2. We note that in response to comment seven of our letter dated August 3, 2010 you state that your review of the compensation of your industry peers is "informal in nature and is not by itself used to specifically set any particular element of compensation," but is "used as a guide for [y]our Executive Compensation Committee in setting reasonable future compensation levels and benefits." It appears that you are engaging in benchmarking, as benchmarking includes "using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision." Accordingly, please identify the component companies you used in benchmarking. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K and Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Annual Incentive Compensation, page 25

3. We note your response to comment 10 of our letter dated August 3, 2010. Please confirm that you will provide similar information regarding the factors considered by the Compensation Committee in awarding discretionary bonuses in future filings.

Discussion of CEO and NEO Compensation, page 29

4. We note your response to comment 12 of our letter dated August 3, 2010, which is substantially similar to the information you provided in response to comment seven of our letter dated August 3, 2010. Accordingly, it appears that you are engaging in benchmarking. Please provide the same information as is requested in our comment three above. Further, we note your statement that "in determining the appropriate equity award, the Compensation Committee used the same analysis and considered the same factors discussed in our response to Comment #7." The analysis provided in response to our prior comment seven discusses only your review of the compensation of your company's industry peers. To the extent other factors were considered, please disclose these factors supplementally.

5. We note that in response to comment 13 of our letter dated August 3, 2010, you state that you do not believe budgeted pre-tax income, budgeted SG&A and the actual customer service satisfaction rating are material to an investor's understanding of the restricted stock awards. Please note that where performance targets play an important role in the way a company incentivizes its management, the performance target is generally material and must be disclosed so that investors are provided with meaningful insight into compensation policies and decisions, including the reasons behind the policies and decisions. Either disclose the actual value for "budget" and the actual Customer Service Satisfaction Rating in 2009, or provide us with a more detailed analysis as to why you believe this information is not material. Merely advising us that disclosure of these metrics is not material because they relate only to the NEO's ability to "control costs and drive profitability" is not sufficient. To the extent you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please follow the procedure detailed in comment 13 of our letter dated August 3, 2010.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief